Mythic Collection, LLC

16 Lagoon Ct.

San Rafael, CA 94903

January 7, 2021

Division of Corporation

Finance Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

Re:	Mythic Collection, LLC
Post-qualification Amendment No. 3 to Offering Statement on Form 1-A Filed December 18, 2020 File No. 024-10983

Dear Ms. Bagley,

We hereby submit the responses of Mythic Collection, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 5, 2021, providing the Staff’s comments with respect to the Company’s offering statement on the Post-qualification Amendment No. 3 to Offering Statement on Form 1-A. Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement Amendment No. 3 (the “Offering Statement Amendment”), which incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1.	Please amend your offering circular to include the Principal Interest Holders disclosure referenced on page 22.

Response: We have revised the Offering Statement Amendment to change the “Principal Interest Holders” reference on page 22, which reference was not correct, to the correct reference to the section of the offering circular titled “Security Ownership of Certain Beneficial Owners and Management.”

2.

It appears that the landing page of your public website includes language that may be an offer with respect to series that have been qualified and a solicitation of interest with respect to series that may be qualified in the future. Please update your website to include a hyperlink to the most recent offering circular for each series, as required under Rule 251(d)(1)(iii) of Regulation A, and appropriate legends, as required under Rule 255 of Regulation A. Make conforming changes to the other tabs of your website, as appropriate.  Alternatively, please provide us with your legal analysis as to why you do not believe you are required to include the legend and hyperlink on your website.

Response: We have updated our website to include (i) on the initial landing page, a hyperlink to the most recent qualified offering circular and the required testing the waters legend, and (ii) on the offering page for the current series offering that has not yet been qualified, the required testing the waters legend.  Copies of these pages have been filed with the Offering Statement Amendment as an exhibit.  We note that a testing the waters legend has been added to the footer of each page of the Company’s website.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 727-470-3466 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely, Mythic Collection, LLC

By:	/s/ Joseph Mahavuthivanij
Joseph Mahavuthivanij
Chief Executive Officer

cc:                 Paul C. Levites